Mail Stop 6010

September 10, 2008

Mr. Marvin D. Burkett
Chief Financial Officer
Nvidia Corporation
2701 San Tomas Expressway
Santa Clara, California 95050

      Re: **Nvidia Corporation**
            Form 10-K for the year ended January 27, 2008
            Filed March 21, 2008
            Form 10-Q for the quarter ended July 27, 2008
            File No. 000-23985

Dear Mr. Burkett:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief